UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

SunCar Technology Group Inc., incorporated under the laws of the Cayman Islands (the “Company”), furnishes under the cover of Form 6-K the following:

Exhibits.

Number
99.1	Press Release dated July 30, 2026, announcing Receipt of Nasdaq Notification regarding Minimum Bid Price Compliance Deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

July 30, 2026	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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